Orbis
Grupa Hotelowa

Warsaw, 2010-04-20

United States Securities
and Exchange Commission
Washington D.C. 20549
USA



OSA/AH-1/49/2010

Ref.: 82-5025

SUPPL

RECEIVED 2010 JUN -8 A 8:31

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.accorhotels.com

Dear Sirs,

Please find enclosed the text of the Current report No. 8/2010.

Best regards

Marcin Szewczykowski

Member of the Management Board



razem w podróży
85 lat
ORBIS

82-5025

Current report no. 8/2010
April 16, 2010

Subject: major blocks of shares

"Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that it has received a Notification from Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK SA, with the wording as in the attached file.

82 - 5025



Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK SA ul. Prosta 70 00-838 Warszawa
infolinia 0 801 888 444 +48 22 557 44 44 tel. +48 22 557 40 50 www.aviva.pl

Warsaw, April 15, 2010

Orbis S.A.
ul. Bracka 16
00-028 Warsaw
fax (022) 827-33-01

SKW/JK/1097/0410/W

Pursuant to the obligation provided for in Article 69 section 1 and section 4 of the Act of July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies (Official Journal "Dz.U." No 184, item 1539), we hereby inform that as a result of transactions of disposal of shares in the company Orbis S.A. (hereinafter "the Company") with its registered address in Warsaw, executed on April 8, 2010, Aviva Otwary Fundusz Emerytalny Aviva BZ WBK ("Aviva OFE") decreased its share in the total number of votes in the Company to below 10%.

Before the above transactions, as at April 12, 2010 Aviva OFE held 4,659,508 Company shares, accounting for 10.11% of the share capital (issued shares) of the Company and carrying 4,659,508 votes at the General Meeting of Shareholders, which accounted for 10.11% of the total number of votes.

After the transactions referred to above were executed and cleared, as at April 13, 2010 Aviva OFE held 4,559,508 Company shares, accounting for 9.90% of the share capital (number of issued shares) of the Company and carrying 4,559,508 votes at the General Meeting of Shareholders, which accounted for 9.90% of the total number of votes.



Jerzy Kozłowski
Compliance Officer

Cc:
Polish Financial Supervision Authority